(Check One):	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
☒ Form 10-K		OMB Number: 3235-0058
☐ Form 20-F		Expires: April 30, 2009
☐ Form 11-K		Estimated average burden hours per response . . . 2.50
☐ Form 10-Q
☐ Form 10-D		SEC FILE NUMBER
☐ Form N-SAR		CUSIP NUMBER
☐ Form N-CSR

For Period Ended: March 31, 2006
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MAIR HOLDINGS, INC.

Full Name of Registrant

Former Name if Applicable

150 South 5th Street, Suite 1360

Address of Principal Executive Office (Street and Number)

Minneapolis, MN  55402

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 13, 2005, Mesaba Aviation, Inc. (“Mesaba”), a wholly-owned subsidiary of MAIR Holdings, Inc. (“Holdings”), filed a voluntary petition for reorganization under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the District of Minnesota (the “Bankruptcy Court”). The Bankruptcy Court set February 28, 2006 as the date by which non-governmental entities were required to file their proofs of claim against Mesaba. Since Mesaba’s creditors have filed their respective proofs of claim with the Bankruptcy Court, Mesaba has spent significant time analyzing the proofs of claim to determine the appropriate amount to record in Mesaba’s financial statements. Additionally, Mesaba’s Chapter 11 filing has placed additional and critical demands on the time and attention of Mesaba’s senior management. Due to these events, Holdings has been unable to complete all work necessary to timely file the Annual Report on Form 10-K without unreasonable effort or expense.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert E. Weil	(612)	333-0021
	(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Holdings anticipates recording a net loss of approximately $80 to $85 million for the year ended March 31, 2006 compared to net income of $7.4 million in fiscal 2005. The net loss is due to reorganization costs at Mesaba, including the additional unsecured creditors’ claims filed against Mesaba, impairment and other charges and increased operating losses at Mesaba.

MAIR Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 15, 2006	By	/s/ ROBERT E. WEIL
Robert E. Weil Vice President, Finance and Chief Financial Officer